Exhibit 99.1

Baozun Acquires Gap Greater China and Establishes Brand Management as a New Business Line

Accelerating its evolution into a technology-driven omni-channel commerce player

SHANGHAI, China, Nov. 08, 2022 (GLOBE NEWSWIRE) – Today, Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun” or the “Company”), a leading brand e-commerce solution provider and digital commerce enabler in China, announced that it had signed definitive agreements to acquire Gap Greater China (“Gap Greater China”), in an all-cash transaction with a primary consideration in the amount of US$40 million. The acquisition is subject to the satisfaction of customary closing conditions and regulatory approval.

Gap Greater China is wholly owned by Gap Inc. (“Gap”), the largest American specialty apparel company offering iconic comfort-casual wear, accessories, and personal care products for men, women, and children. Since its first China store in 2010, Gap Greater China has achieved robust expansion throughout Greater China, amassing broad brand awareness with close to 30 million loyalty members in the region. Since December 2018, the Company has served Gap Greater China as its e-commerce service partner, and successfully enabled Gap Greater China to expand its e-commerce business in Greater China, delivering solid growth.

As part of its strategic plan to drive sustainable growth, Baozun has established Baozun Brand Management (BBM) as a new business line that intends to leverage its dominant portfolio of technologies at the service of brands, to engage in longer and deeper relationships with brands. The substantial size and scope of Gap Greater China make this acquisition a significant step in developing BBM. Baozun confidently believes that the combination of its China-for-China strategy and technology and data-driven approach in product and consumer operations will empower Gap Greater China for sustainable future growth.

Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented: “This acquisition accelerates our evolution into a technology-driven, omni-channel commerce player. Technology is at the center of our strategy, and it is our competitive advantage. With Gap’s brand equity and significant size in Greater China, BBM will start at a higher point to bridge the digital commerce/brick-and-mortar divide at scale and do what few have done in retail.”

“Baozun Brand Management is a strategic addition that naturally flows from existing core e-commerce services business. We aim to leverage our leading technology portfolio and develop into a holistic, all-rounded partner for global brands to further unlock business potential in China. Meanwhile, we will also accelerate the establishment of our retail talent pool, supply chain capabilities, and IT systems to build an ecosystem and better serve our other brand partners.” Mr. Qiu concluded.

“We are deeply committed to our customers in Greater China and know that it is a market with enormous potential for our brand,” Mark Breitbard, President and CEO of Gap Brand, stated: “The growth that we are unlocking through local partnerships with market experts like Baozun is allowing us to not only connect with new and existing customers, but to provide them with personalized, service-oriented experiences. With its best-in-class omni-channel technology and deep expertise in data management and digital business, Baozun has helped drive impressive results in our online growth and penetration of the Greater China market in the past four years, and we feel confident about our partner’s future value-creating China-for-China plans for Gap Greater China.”

The Acquisition of Gap Greater China

On November 8, 2022 Beijing time, Baozun’s wholly-owned subsidiary, White Horse Hongkong Holding Limited, entered into a share purchase agreement (the “Share Purchase Agreement”) with Gap Inc. and Gap (UK Holdings) Limited for the acquisition of the entire equity interests of two of its operating entities, which operate the whole business of Gap Greater China (the “Acquisition”). The primary consideration of the Acquisition is in the amount of US$40 million, subject to adjustments according to the Share Purchase Agreement within the limit of US$50 million. The Acquisition is subject to the satisfaction of customary closing conditions and regulatory approval, with the acquisition expected to be effective in the first half of 2023.

In the meantime, affiliates of Baozun and Gap entered into a series of business arrangements through which Gap grants Baozun the right to manufacture, market, distribute and sell Gap products in Greater China with local creation capabilities on an exclusive basis. The duration of these business arrangements totals 20 years, with an initial term of 10 years that can be renewed twice with each renewal of a five-year term.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry, and a digital commerce enabler in China. Baozun Inc. empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated and technology-empowered one-stop solutions for China e-commerce services address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer service, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com.

About Gap Inc.

Gap Inc., a collection of purpose-led lifestyle brands, is the largest American specialty apparel company offering clothing, accessories, and personal care products for men, women, and children under the Gap, Old Navy, Banana Republic, and Athleta brands. Gap Inc. uses omni-channel capabilities to bridge the digital world and physical stores to further enhance its shopping experience. Gap Inc. is guided by its purpose, Inclusive, by Design, and takes pride in creating products and experiences its customers love while doing right by its employees, communities, and planet.

For more information, please visit www.gapinc.com.

For investor inquiries, please contact: Baozun Inc. Ms. Wendy Sun Email: ir@baozun.com	For media inquiries, please contact: Weber Shandwick Ms. Catherine Shen Email: cashen@webershandwick.com

Baozun Inc.

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